UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Project Energy Reimagined Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G72556122**
(CUSIP Number)

October 29, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
(the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. G72556122

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  410,355

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  410,355

9
Aggregate Amount Beneficially Owned by Each Reporting Person

410,355

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.6%

12
Type of Reporting Person (See Instructions)

PN


CUSIP No. G72556122

1
Names of Reporting Persons

ACM ASOF VII (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  824,917

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  824,917

9
Aggregate Amount Beneficially Owned by Each Reporting Person

824,917

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.3%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. G72556122

1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  744,727

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  744,727

9
Aggregate Amount Beneficially Owned by Each Reporting Person

744,727

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.0%

12
Type of Reporting Person (See Instructions)

PN


CUSIP No. G72556122

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  2,475,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  2,475,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

2,475,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

9.9%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No. G72556122

1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  363,083

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  363,083

9
Aggregate Amount Beneficially Owned by Each Reporting Person

363,083

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.5%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No. G72556122

1
Names of Reporting Persons

Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  131,918

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  131,918

9
Aggregate Amount Beneficially Owned by Each Reporting Person

131,918

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.5%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. G72556122

1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  495,001

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  495,001

9
Aggregate Amount Beneficially Owned by Each Reporting Person

495,001

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.0%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No. G72556122

1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  495,001

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  495,001

9
Aggregate Amount Beneficially Owned by Each Reporting Person

495,001

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.0%

12
Type of Reporting Person (See Instructions)

IA, PN



Item 1(a).	Name of Issuer:

       Project Energy Reimagined Acquisition Corp.

Item 1(b).	Address of Issuers Principal Executive Offices:

       3 Lagoon Drive, Suite 170, Redwood City, CA 94065

Item 2(a).	Name of Person Filing:

        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	Atalaya Special Purpose Investment Fund II LP (ASPIF II);
ii.	ACM ASOF VII (Cayman) Holdco LP (ASOF);
iii.	ACM Alameda Special Purpose Investment Fund II LP (Alameda);
iv.	Atalaya Capital Management LP (ACM);
v.	Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vi.	Corbin Opportunity Fund, L.P. (COF);
vii.	Corbin Capital Partners GP, LLC (CCPG); and
viii.	Corbin Capital Partners, L.P. (CCP).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of ASPIF II, ASOF, Alameda and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, COF, CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

       Each of ASPIF II, ACM, COF and CCP is a Delaware limited partnership. Each of ASOF and Alameda is a Cayman Islands exempted limited partnership. CEOF is a Cayman Islands exempted company. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:

           Class A ordinary shares, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:

       G72556122

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

       As of the date hereof, ACM may be deemed the beneficial owner of 2,475,000 Shares underlying Units, which amount includes (i) the 410,355 Shares underlying Units beneficially owned by ASPIF II, (ii) the 825,917 Shares underlying Units beneficially owned by ASOF, (iii) the 744,727 Shares underlying Units beneficially owned by Alameda, (iv) the 363,083 Shares underlying Units beneficially owned by CEOF and (v) the 131,918 Shares underlying Units beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of 495,001 Shares underlying Units, which amount includes (i) the 363,083 Shares underlying Units beneficially owned by CEOF and (ii) the 131,918 Shares underlying Units beneficially owned by COF.

Item 4(b).	Percent of Class:

       As of the date hereof, ACM may be deemed the beneficial owner of approximately 9.9% of Shares outstanding, which amount includes (i) 1.6% of Shares outstanding beneficially owned by ASPIF II, (ii) 3.3% of Shares outstanding beneficially owned by ASOF, (iii) 3.0% of Shares outstanding beneficially owned by Alameda, (iv) 1.5% of Shares outstanding beneficially owned by CEOF and (v) 0.5% of Shares outstanding beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of approximately 2.0% of Shares outstanding, which amount includes (i) 1.5% of Shares outstanding beneficially owned by CEOF and (ii) 0.5% of Shares outstanding beneficially owned by COF. These percentages are based on 25,000,000 Shares outstanding as reported in the Issuers Prospectus filed with the Securities and Exchange Commission on November 1, 2021.

Item 4(c).	Number of shares as to which such person has:

ASPIF II:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  410,355
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  410,355
ASOF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  824,917
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  824,917
Alameda:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  744,727
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  744,727
ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  2,475,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  2,475,000
CEOF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  363,083
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  363,083
COF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  131,918
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  131,918
CCPG:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  495,001
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  495,001
CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  495,001
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  495,001

       The Shares are directly held by ASPIF II, ASOF, Alameda, CEOF and COF (the Direct Holders). As ASPIF II, ASOF, Alameda, CEOF and COFs investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF, Alameda, CEOF and COF. As CEOF and COFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF and COF. This report shall not be deemed an admission that ACM, CCP, CCPG, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.	    Ownership of Five Percent or Less of a Class.

        This Item 5 is not applicable.

Item 6.	    Ownership of more than Five Percent on Behalf of Another Person.

        This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

       This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

       ASPIF II, ASOF, Alameda, ACM, CEOF, CCPG, CCP and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 2,475,000 Shares. CEOF, CCPG, CCP and COF disclaim beneficial ownership over the Shares held directly by ASPIF II, ASOF and Alameda. ASPIF II, ASOF and Alameda disclaim beneficial ownership over the Shares held directly by CEOF and COF.

Item 9.		Notice of Dissolution of Group.

       This Item 9 is not applicable.

Item 10.	Certifications.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

November 5, 2021

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex. No.   Description


99.	  Joint Filing Agreement


       JOINT FILING AGREEMENT
       The undersigned hereby agree that the statement on Schedule 13G with respect to Class A ordinary shares of Project Energy Reimagined Acquisition Corp., filed November 5, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

November 5, 2021